Exhibit 99.1

CLICK (NASDAQ: CLIK) Secures Low-Cost Entry into the US$300B Greater Bay Area Silver Economy via Flash Mutual Acquisition, US$2.5M Profit Guarantee & “Life Care Robot” Expected to Deliver Over 50% Incremental Profit Surge in 2027

Hong Kong, April 28, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources and senior care solutions in Hong Kong, is pleased to announce the signing of a strategic MOU for the acquisition of a 15% stake in Flash Mutual Technology (International) Company Limited (“Flash Mutual Technology”), for US$0.64 million. As the strategic offshore entity of Flash Mutual (Guangdong) Co., Limited (“Flash Mutual Guangdong”), this transaction marks Click’s first official entry into the Greater Bay Area (“GBA”) silver economy, with a strong focus on the Guangzhou area and surrounding regions.

Unlocking Synergies via Flash Mutual Guangdong’s Established GBA Infrastructure

Founded in 2021, Flash Mutual Guangdong has successfully deployed its AI-driven solutions, including the Smart Elderly Care Card, across multiple model communities in Mainland China. Notable deployments include Guangzhou and Foshan, where over 40,000 units have been sold. Sales have also commenced in additional regions in Guangdong province, including Shantou, Yunfu, Shaoguan, Zhaoqing, and Zhuhai.

Securing this stake at a highly attractive consideration of only US$0.64 million provides Click with immediate and cost-effective access to Flash Mutual Guangdong’s established client database, regional footprint in the GBA (especially Guangzhou), and valuable existing user base. This enables the Company to proactively promote its private nursing and home care services solutions and accelerate market penetration across Mainland China’s silver economy at minimal upfront cost.

The Company forecasts strong demand for the Smart Elderly Care Card, with a total of 160,000 units projected to be sold in mainland China in 2026 and 2027. In addition, 25,000 service subscriptions to the 24-month service plans are expected in 2026, increasing to 30,000 in 2027 across GBA combined.

Furthermore, the transaction includes a US$2.5 million profit guarantee. This new business segment is expected to contribute over 50% incremental profit growth for Click in 2027, on top of organic growth from its existing operations.

“Life Care Robot” – A Key Growth Driver

A major highlight of this strategic move is the upcoming launch of the “Life Care Robot”, an innovative automated excreta cleaning device designed to revolutionize elderly care. Flash Mutual Technology’s partner company is building the Life Care Robot, with support of core algorithmic. This “Life Care Robot” forecasts the deployment of 2,000 devices across nursing homes and households in Mainland China and Hong Kong in 2026, scaling up to 6,000 devices in 2027, expected to generate annual revenue of HK$60M (equivalent to approximately US$7.7M) and HK$180M (equivalent to approximately US$23M) for financial year 26/27 and 27/28 respectively.

This “Life Care Robot” combined with seamless access to Flash Mutual Guangdong’s extensive client resources, will significantly drive large-scale cross-selling of Care U’s (Click’s premium silver economy brand) private nursing and home care solutions across Mainland China and Hong Kong. With China’s silver economy projected to reach RMB 30 trillion by 2035 and strong investor interest in elderly care robotics, Click is strongly positioned to capture substantial market share in this high-growth sector.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200